2408 Timberloch Place, Suite B-7
The Woodlands, Texas 77380
(281) 719-3400

January 13, 2012

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, DC 20549

Re:	Repros Therapeutics Inc. Application for Withdrawal of Registration Statement on Form S-1 File Number: 333-178613

Ladies and Gentlemen:

Repros Therapeutics Inc. (the “Company”) hereby respectfully requests, pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Act”), the withdrawal, effective as of the date hereof, of the Company’s Registration Statement on Form S-1 (File No. 333-178613) filed with the United States Securities and Exchange Commission (the “Commission”) on December 19, 2011, together with all exhibits thereto (the “Registration Statement”).

The Company submits this request for withdrawal as the Company believes that current market conditions make proceeding with this offering unattractive at this time.  There has been no circulation of preliminary prospectuses in connection with this offering, the Registration Statement has not been declared effective by the Commission and none of the Company’s securities have been sold in connection with this offering.  The Company also acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement.  However, the Company requests, in accordance with Rule 457(p) under the Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account, to be offset against the filing fee for any future registration statement(s).

Please send copies of the written order granting withdrawal of the Registration Statement to Repros Therapeutics Inc. at the address set forth above.  If you have any questions with respect to this matter, please contact the undersigned at (281) 719-3400 or Jeffrey R. Harder at Winstead PC, the Company’s outside legal counsel, at (281) 681-5931.

Sincerely, Repros Therapeutics Inc. By: /s/ Joseph S. Podolski Name: Joseph S. Podolski Title: President and Chief Executive Officer